P, E, 2/6/02

02014559

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 6, 2002

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the following documents:

Registrant's Immediate Report, dated February 5, 2002, as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange, in respect of the exercise of the right of first refusal by the Registrant's co-holders of one of the Registrant's assets.

February 5, 2002

To
The Securities Authority
P.O. B. 7450
Jerusalem 91073
(registered mail + fax)

To
The Tel Aviv Stock Exchange Ltd.
54 Ahad Haam St.
Tel Aviv
(registered mail + fax)

To
The Registrar of Companies
P.O.B. 767
Jerusalem 91007
(registered mail)

Dear Sir, Madam,

Re: **Immediate Report – Avnat Ltd.**

Following the immediate report dated November 12th, 2001 in respect of the sale of the holdings of Super-Sol Ltd. ("**Super-Sol**") in Avnat Ltd. ("**Avnat**"), we hereby notify that on February 5th, 2002 (10:40 hours), notices were delivered to Super-Sol's offices by Azorim Properties Ltd. and Teatraot Shopping Centers Ltd., according to which they have elected to exercise their right of first refusal, as set forth in Avnat's Articles of Association, and that they agree to acquire Super-Sol's shares in Avnat in consideration of NIS 46,680,000, subject to a finalized agreement and to the approvals required by law.

Super-Sol estimates that upon completion of the transactions, it will recognize a capital gain before tax of approximately NIS 27 million.

Yours faithfully,

/s/ Linda Shafir
Linda Shafir, Adv.
General Counsel and Company Secretary
Super-Sol Ltd

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd.
(Registrant)

By ______________________
Ido Shacham, Adv.

Dated: February 6, 2002